UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING    ----------------------
                                                            SEC FILE NUMBER
                                                               000-24405
                                                          ----------------------

                                                          ----------------------
                                                               CUSIP NUMBER
                                                                696435 10 6
                                                          ----------------------


(Check One) Form 10-K [X]  Form 20-F [ ]  Form 11-K  [ ]  Form 10-Q [ ]
            Form N-SAR [ ]


For Period Ended:       June 29, 2002
                 ---------------------------------------------------------------
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For Transition Period Ended: ______________________________


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   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I   REGISTRANT INFORMATION
Full Name of Registrant:  Pallet Management Systems, Inc.
                          --------------------------------

Former Name if Applicable:  N/A

         2855 University Drive, Suite 510
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Address of Principal Executive Office (Street and Number)

         Coral Springs, Florida  33065
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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) ["23,047], the following should be completed. (Check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (" 72,435), effective April 12, 1989, 54 F.R. 10306.]

       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (" 72,439), effective August 13, 1992, 57 FR 36442.] (Attach Extra
Sheets if Needed)

         Pallet Management Systems, Inc., a Florida corporation (the "Registrant"), cannot, without unreasonable effort or expense, complete its Form 10-K for the fiscal year ended June 29, 2002, by the close of business on September 27, 2002. Completion of the normal process in connection with the audit of the Registrant's annual financial statements cannot be achieved before the filing deadline.

PART IV   OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Marc S. Steinberg            (954)                        340-1290
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         (Name)                     (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X]  Yes          [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attached Extra Sheet No. 1
         ------------------------------

                         Pallet Management Systems, Inc.
                         -------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 27, 2002         By : /s/ Marc S. Steinberg
                                       -----------------------------------------
                                       Marc S. Steinberg, Vice President and
                                       Chief Financial Officer

                           Attached Extra Sheet No. 1
                           --------------------------

Explanation for Item 3, Part IV -- The Registrant currently expects to report an estimated net loss of approximately ($1,144,000) or ($.28) per basic share for the fiscal year ended June 29, 2002, compared to net income of approximately $303,000 or $0.07 per basic share for the fiscal year period ended June 30, 2001. The decrease in net income is primarily the result of (i) a decrease in gross sales from the Registrant's Alabama and Illinois plants, which the Registrant closed during fiscal year 2002 because of reduced orders for those plants from the Registrant's major customer, and (ii) a decrease in gross sales at its facility in Lawrenceville, Virginia, because of poor economic conditions.